                            SCHEDULE 14A INFORMATION


          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:



[X]  Preliminary Proxy Statement
[ ]  Confidential, for Use of the Commission Only
     (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-12


                                FAIRMARKET INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                              Lloyd I. Miller, III
--------------------------------------------------------------------------------
      (Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

        ------------------------------------------------------------------------

                     2003 ANNUAL MEETING OF STOCKHOLDERS OF


                                FAIRMARKET, INC.




                                  -------------


                               PROXY STATEMENT OF

                              LLOYD I. MILLER, III




                                  ------------



         This proxy statement and the accompanying GREEN proxy card are being furnished to you in connection with the solicitation of proxies by me, Mr. Lloyd
I. Miller, III, to be used at the 2003 Annual Meeting of Stockholders of FairMarket, Inc., a Delaware corporation ("FairMarket", or the "Company"), and any adjournments or postponements thereof (the "Annual Meeting"). Pursuant to this proxy statement, I am soliciting proxies from holders of shares of FairMarket common stock (1) to vote FOR the election of myself, Mr. Lloyd I. Miller, III, to FairMarket's board of directors and, if two directors are to be elected at the Annual Meeting, FOR the election of Mr. Raymond L. Steele to the FairMarket board, and (2) granting discretionary authority to vote on any proposal to adjourn or postpone the Annual Meeting.



         This proxy statement and the accompanying GREEN proxy card are first being sent to stockholders on or about April [28], 2003. FairMarket has not yet announced the time and location of the Annual Meeting ; however, last year's annual meeting was held on June 27, 2002. I am soliciting proxies for use at the Annual Meeting whenever and wherever it may be held. When FairMarket announces the date and time for the Annual Meeting, and the record date for determining stockholders entitled to vote at the Annual Meeting, I will supplement this proxy statement to include that information.


                                  * * * * * * *


         A PROXY MAY BE GIVEN BY ANY PERSON WHO HOLDS SHARES OF FAIRMARKET COMMON STOCK ON THE RECORD DATE TO BE SET BY FAIRMARKET FOR THE ANNUAL MEETING . WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS, SO YOU MAY RETURN THE GREEN PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED ANY OTHER PROXY. PLEASE DO NOT RETURN ANY PROXY SENT TO YOU BY FAIRMARKET. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD SENT TO YOU BY FAIRMARKET, THAT CARD WILL BE AUTOMATICALLY REVOKED IF YOU COMPLETE AND RETURN THE ENCLOSED GREEN PROXY CARD. IT IS VERY IMPORTANT THAT YOU DATE YOUR PROXY.


         THIS PROXY STATEMENT IS PROVIDED BY LLOYD I. MILLER, III.


         IF YOU HAVE ANY QUESTIONS, OR NEED ASSISTANCE IN VOTING, PLEASE CONTACT THE FIRM ASSISTING ME IN THE SOLICITATION OF PROXIES:





                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                         CALL TOLL-FREE: (800) 322-2885

                                  * * * * * * *


                              ELECTION OF DIRECTORS



         Stockholders of FairMarket will be asked at the Annual Meeting to consider and vote upon the election of one Class III director whose term will expire in 2006. I am soliciting your proxy in support of the election of myself, Mr. Lloyd I. Miller, III (the "Nominee"), and if, after the date of this Proxy Statement, you are asked to consider and vote for two directors, Mr. Raymond L. Steele (together, the "Nominees"). My solicitation of proxies is in opposition to the director or directors nominated for election by FairMarket's management. I believe that if one or both of the Nominees are elected, such Nominee or Nominees will be able to encourage FairMarket to take steps to increase stockholder value and to monitor closely management's progress with respect to enhancing stockholder value. If elected, the Nominee or Nominees will lead efforts to improve stockholders' rate of return and determine whether stockholder value can be maximized through a sale of FairMarket or other strategic transaction.



         If you wish to vote for the Nominee, or both of the Nominees if two directors are to be elected at the Annual Meeting, you may do so by completing and returning a GREEN proxy card. All shares represented by GREEN proxy cards that are received prior to the Annual Meeting and are not subsequently revoked will be voted in accordance with the directions specified in the GREEN proxy card. In the event no directions are specified, GREEN proxy cards that are not revoked will be voted FOR the Nominee or Nominees, as the case may be. If either of the Nominees declines or proves unable to serve as a director at the time of the Annual Meeting, proxies voted FOR the Nominees that are not revoked will be voted for the nominee or nominees designated by me to fill the vacancy. The Nominees have consented to being named in this proxy statement and to serve if elected. As of the date this proxy statement is mailed to stockholders, no Nominee intends to decline service as a director or will prove unable to serve as a director.


         Currently, one director is to be elected at the Annual Meeting. However, the Company has not yet filed its proxy statement to nominate directors for election at the Annual Meeting, and therefore I have nominated two directors for election at the Annual Meeting. If only one director is proposed by the Company for election at the Annual Meeting, I will amend this proxy statement so that Lloyd I. Miller III is my sole nominee for election at the Annual Meeting. If you vote on my GREEN proxy card, you have the opportunity to withhold authority to vote for either of the Nominees by writing his name on the GREEN proxy card in the space provided. There can be no assurance that any Nominee will be elected and if one Nominee is elected, there can be no assurance that the other Nominee will also be elected. For information regarding FairMarket's nominee or nominees for election as directors, please refer to FairMarket's definitive proxy statement, when it becomes available.

         Any stockholder who has executed and returned a proxy, whether solicited by FairMarket's board of directors or by me, may revoke it at any time before the proxy is voted. A proxy may be revoked by sending a written revocation of such proxy to me, by submitting another proxy to me with a later date marked on it or by appearing in person at the Annual Meeting and voting. Attendance at the meeting will not, by itself, revoke a proxy. There is no limit on the number of times that a stockholder may revoke a proxy prior to the Annual Meeting. Only the latest dated proxy card will be counted.


         If you send written revocation of your proxy to FairMarket, I am requesting that either the original or a copy of all revocations be sent to my proxy solicitor at the address previously shown in this proxy statement so that I will be aware of the revocations and can more accurately determine if and when the requisite proxies have been received.


                          REASONS FOR THE SOLICITATION

         I have nominated the Nominees for election to FairMarket's board of directors because I believe that FairMarket has shown poor operating results and poor stock market performance since its initial public offering and needs directors to lead efforts to enhance stockholder value, improve operating results and determine whether stockholder value can be maximized through a sale of FairMarket or other strategic transaction.


         I believe that by electing one or both of the Nominees, stockholders can provide FairMarket with directors who are advocates of stockholder value and who are interested in seeking ways to improve FairMarket's performance while examining strategic alternatives to maximize stockholder value. If elected, the Nominee or Nominees, as the case may be, would ask the board to consider strategic alternatives and if necessary, the hiring of an investment banking firm to study potential opportunities.



         CONTINUED OPERATING LOSSES; NO CASH DISTRIBUTIONS. FairMarket continues to invest its available cash in unprofitable business activities in the pursuit of a losing business strategy. Instead of returning value to its stockholders, FairMarket continues to incur expenses to fund projects advocated by management that only result in further operating losses. Although operating losses in 2002 were not as severe as operating losses in 2001, such operating losses are still unacceptable, representing approximately 387% of FairMarket's revenue for the same period.



         In its annual report on Form 10- K for the year ended December 31, 2002 (the "2002 10-K"), FairMarket discusses using available cash to fund acquisitions or investments in other complementary businesses. I believe that using available cash to fund such projects is without justification and has so far proven to be an unsuccessful strategy. FairMarket's prolonged operating losses cast serious doubts on the likelihood of FairMarket achieving operating cash flow breakeven and on the possibility that FairMarket will ever be profitable unless substantial changes are made.


         If elected, the Nominee or Nominees would oppose transactions that are likely to result in even poorer stock performance, and instead would advocate the distribution of available cash to stockholders. I believe that now is the right time for FairMarket to improve earnings per share through cash distributions because new tax rules may provide tax relief. Distributing cash to its stockholders would allow FairMarket to enhance shareholder value while allowing its stockholders to take advantage of these new rules. If elected, the Nominee or Nominees would ask the board to consider these as well as other similar transactions that would increase the return on investment for FairMarket stockholders.


         POOR STOCK PERFORMANCE. FairMarket's common stock, as can be seen on page 48 of the 2002 10-K, has drastically underperformed its peer group and the Nasdaq Market Index since FairMarket's initial public offering. According to the 2002 10-K, if you invested $100 in each of FairMarket, the Nasdaq Market Index, RDG Internet and the 100 Index on March 14, 2000 (the date FairMarket's common stock was first publicly traded), the cumulative total stockholder returns would have been as follows:


                                  [LINE GRAPH]


                            3/14/00         12/00       12/01       12/02
                            -------       -------     -------     --------
FairMarket, Inc.              $100.00      $ 8.82      $ 6.59      $ 9.47
Nasdaq Stock Market (U.S.)    $100.00      $52.49      $41.65      $28.79
JP Morgan H&Q Internet 100    $100.00      $32.28      $20.77
RDG Internet                  $100.00      $56.25      $34.74      $22.91


         RECENT DECLINES. In the last year, FairMarket's stock has decreased in value even more. At March 11, 2003, FairMarket common stock was trading at $1.54. Such underperformance makes a strong case for electing new directors to conduct a review of FairMarket's strategies. If elected, the Nominee or Nominees, as the case may be, will advocate increasing the current rate of return through the distribution of cash to the stockholders and considering alternative strategic transactions.

         POOR MARKET PERCEPTION OF MANAGEMENT'S PERFORMANCE. I believe that the performance of FairMarket's common stock reflects, among other things, the market's loss of confidence in management's ability and commitment to produce any profits. Therefore, I believe that consuming more cash to pursue the current business strategy will only produce further operating losses while revenues continue to decrease and stock performance continues to decline. Available cash should be distributed to stockholders instead of used to fund unsuccessful business activities.


         ENTRENCHMENT OF MANAGEMENT. I strongly believe that FairMarket's financial performance is closely linked to its corporate governance policies and procedures, and the level of management accountability those policies and procedures impose. Certain actions by FairMarket's board of directors, such as the adoption of the poison pill, along with certain provisions of FairMarket's Certificate of Incorporation and Bylaws, entrench management and FairMarket's board of directors. Stockholders should ask themselves whether these measures have been of benefit to stockholders.


         STRATEGIC ALTERNATIVES. In addition to the distribution of available cash, if elected to FairMarket's board of directors, the Nominee or Nominees, as the case may be, would ask the board to consider such strategic alternatives as the sale or liquidation of FairMarket. Based on FairMarket's stock performance and operating results, I believe that a review of strategic alternatives should be conducted, with the aim of engaging in a transaction or transactions, in addition to cash distributions, that would produce substantially more value for stockholders than its present stock price, if such a transaction can be achieved.

         If elected, I believe the Nominee or Nominees, as the case may be, would be committed to act in the best interests of FairMarket's stockholders and, subject to each Nominee's duties as a director of FairMarket, to pursue diligently and promptly the actions described above. No assurance can be given that the Nominee or Nominees will be successful in these efforts or that, if successful, stockholder value will be enhanced. If elected, the Nominee or Nominees would advocate but would have no practical ability to cause changes to be made at FairMarket. I believe that the election of the Nominee or Nominees is critical to stockholders interested in making FairMarket more accountable to its stockholders.

         There is no assurance that any change in FairMarket's policies will increase the value of FairMarket's stock. As directors, with director duties to FairMarket and a personal financial stake in enhancing stockholder value, the Nominee or Nominees, as the case may be, would work to increase stockholder value.


                  ADJOURNMENT OR POSTPONEMENT OF ANNUAL MEETING



         In order to permit proxies that have been timely received by me to be voted at my discretion either for or against any proposal for adjournment or postponement of the Annual Meeting that may be submitted to a stockholder vote, I am requesting your specific grant of such discretionary authority.



         If proxies sufficient to elect one or both of the Nominees at the Annual Meeting have been timely received, I intend to use this discretionary authority to vote against any adjournment or postponement which might be proposed by FairMarket's management or others. If proxies in sufficient number to elect at least one Nominee have not been timely received, I may propose an adjournment of the Annual Meeting to permit further solicitation of proxies, and will vote for the adjournment, if further solicitation then appears reasonably likely to produce a sufficient number of additional proxies to result in election of the Nominee or Nominees, as the case may be.


                                VOTING PROCEDURES


         To vote FOR the Nominee as director, or if stockholders are asked to elect two directors, FOR the Nominees as directors, and to grant discretionary authority to vote on any proposal to adjourn or postpone the Annual Meeting, please sign and date the enclosed GREEN proxy card and return it to my proxy solicitor in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Annual Meeting and vote in person.


         HOW DO I VOTE IN PERSON IF I AM A RECORD HOLDER?


         If you are a stockholder of record of FairMarket common stock on the record date, which will be set at the time the Annual Meeting date is determined, you may attend the Annual Meeting and vote in person.


         HOW DO I VOTE BY PROXY IF I AM A RECORD HOLDER?

         To vote by proxy, you should complete, sign and date the enclosed GREEN proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the Annual Meeting, we must receive your proxy as soon as possible but in any event prior to the meeting. You may vote your shares without submitting a proxy to us if you vote in person or submit a proxy to the secretary of FairMarket.

         WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?

         If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a GREEN proxy card from the record holder (which you can complete and send directly to my proxy solicitor) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a GREEN proxy card or an instruction card, you may contact the record holder directly to provide it with instructions.

         You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which your shares are held. You should complete, sign and date and return each GREEN proxy card and voting instruction card you receive.

         You may also receive a white proxy or voting instruction card that is being solicited by the FairMarket board of directors. We urge you to discard any white proxy card or voting instruction cards sent to you by FairMarket. If you have previously signed a white proxy card or voting instruction card sent by FairMarket, we urge you to sign, date and promptly mail the enclosed GREEN proxy card or voting instruction card for the Annual Meeting. By doing so, this will revoke any earlier dated proxy card or voting instruction cards solicited by the

FairMarket board of directors. It is very important that you date your proxy. It is not necessary to contact FairMarket for your revocation to be effective.


         If you need assistance, please contact my proxy solicitor by telephone at 1-800-322-2885.



         If you do not have record ownership of your shares and want to vote in person at the Annual Meeting or if you are voting for someone else at the Annual Meeting, you may obtain a document called a "legal proxy" from the record holder of the shares or such other person and bring it to the Annual Meeting. If you need assistance, please contact my proxy solicitor by telephone at 1-800-322-2885.


         WHAT SHOULD I DO IF I RECEIVE A WHITE PROXY CARD FROM FAIRMARKET'S MANAGEMENT?


         Proxies on a white proxy card will be solicited by FairMarket's management. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return the white proxy card or follow any voting instructions provided by FairMarket unless you intend to change your vote, because only your latest-dated proxy will be counted.


         If you have already sent a white proxy card to FairMarket, you may revoke it and vote for my Nominees by signing, dating and returning the enclosed GREEN proxy card.

         WHAT IF I WANT TO REVOKE MY PROXY OR CHANGE MY VOTING INSTRUCTION?

         If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so by:

         - delivering a later-dated proxy to either my proxy solicitor or the secretary of FairMarket; or

         - delivering a written notice of revocation to either my proxy solicitor or the secretary of FairMarket; or

         -        voting in person at the Annual Meeting.

         If you hold your shares in street name, you may change your vote by:

         -        submitting new voting instructions to your broker or nominee;
                  or

         - attending the Annual Meeting and voting in person, provided you have obtained a signed proxy from the record holder giving you the right to vote your shares.


         If you choose to revoke a proxy by giving written notice or a later-dated proxy to the secretary of FairMarket or by submitting new voting instructions to your broker or nominee, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation, proxy or new voting instructions or by calling our proxy solicitor at 1-800-322-2885. REMEMBER, YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS.

         IF I PLAN TO ATTEND THE ANNUAL MEETING, SHOULD I STILL SUBMIT A PROXY?

         Whether you plan to attend the Annual Meeting or not, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the Annual Meeting and vote.

         WHO CAN VOTE?


         You are eligible to vote or to execute a proxy only if you owned FairMarket common stock on the record date for the Annual Meeting, which has not been announced yet by FairMarket. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the Annual Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. FairMarket will include in its preliminary proxy statement the approximate number of shares of FairMarket common stock outstanding on the record date for the Annual Meeting.


         HOW MANY VOTES DO I HAVE?

         With respect to each matter to be considered at the Annual Meeting, you are entitled to one vote for each share of FairMarket common stock owned on the record date. Based on documents publicly filed by FairMarket, FairMarket has no outstanding voting securities other than its common stock.

         HOW WILL MY SHARES BE VOTED?


         If you give a proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit a signed GREEN proxy card to my proxy solicitor without instructions, your shares will be voted FOR the Nominee or Nominees, as the case may be, as directors of FairMarket. Submitting a signed GREEN proxy card without instructions will also entitle me to vote your shares in my discretion on adjournment and postponement of the Annual Meeting and on matters not described in this proxy statement that I am not aware a reasonable time before this solicitation, are to be presented at the Annual Meeting and that properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting. If no specification is made, such shares will be voted FOR the Nominee or Nominees, as the case may be.


         If FairMarket stockholders holding shares of FairMarket common stock in street name do not provide voting instructions, their shares will not be voted and will therefore be considered broker "non-votes."

         Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

         WHAT IS A QUORUM AND WHY IS IT NECESSARY?

         A quorum of stockholders is necessary to have a valid meeting of FairMarket stockholders. A majority of the shares of FairMarket common stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the Annual Meeting in order for a quorum to be established. Abstentions and broker "non-votes" count as present for establishing the quorum described above. A broker "non-vote" occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by FairMarket in its treasury do not count toward the quorum.

         WHAT VOTE IS REQUIRED TO ELECT A DIRECTOR AND APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?


         FairMarket currently has five directors, divided into three classes serving staggered three-year terms. FairMarket's common stock is the only class of security entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of common stock held of record by such stockholder as of the close of business on the record date set for the Annual Meeting. Directors are elected by a plurality of the affirmative votes cast by holders of shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting, assuming the presence of a quorum. Unless a higher vote is required by law, other proposals may be adopted by the vote of a majority of the votes properly cast for and against the matter. Abstentions and broker "non-votes" will be included in determining whether a quorum is present at a meeting, but will not have an effect on the outcome of a vote for directors or any other proposal. Shares of common stock may not be voted cumulatively.


         CAN THE MEETING BE ADJOURNED OR POSTPONED?


         FairMarket's Bylaws provide that any adjournment of the Annual Meeting may be made at any time by the presiding officer of the meeting if (a) no quorum exists, (b) the board of directors determines adjournment is necessary to give stockholders more time to consider information that was not sufficiently or timely made available to stockholders, or (c) the board of directors determines adjournment is in the best interests of FairMarket.


         HOW CAN I RECEIVE MORE INFORMATION?


         If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call our proxy solicitor at 1-800-322-2885.


                         PROXY SOLICITATION AND EXPENSES


         Proxies may be solicited by mail, telephone, telefax, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. The persons listed in Annex A who are or may be deemed to be participants (collectively, the "Participants" and each, a "Participant") in the solicitation may assist in the solicitation of proxies without additional remuneration, except as otherwise set forth in this proxy statement.


         In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. I will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.

         I have retained a proxy solicitor to solicit proxies in connection with the Annual Meeting. My proxy solicitor may solicit proxies from individuals, banks, brokers custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 50 people in its efforts. I have agreed to reimburse my proxy solicitor for its reasonable expenses, to indemnify it against certain losses, costs and expenses and to pay it fees in connection with the proxy solicitation. It is currently expected that the fees payable to my proxy solicitor in connection with this proxy solicitation will not exceed $100,000. To date, our proxy solicitor has not received any fees for its services.


         In addition to the costs related to the engagement of my proxy solicitor, costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. I am bearing the entire expense of this proxy solicitation. If the nominee or nominees are elected to the FairMarket board, I intend to seek reimbursement from the Company of all or such portion of these expenses. Unless otherwise required by law, I do not currently intend to submit the question of reimbursement of the expenses of this solicitation to a stockholder vote. Total expenditures are expected to be approximately $ 175,000. Total payments of costs to date are approximately $30,000.



          CERTAIN INFORMATION CONCERNING THE NOMINEES AND PARTICIPANTS



         Information concerning the Nominees and each Participant is set forth below and in the Annex and Schedule to this proxy statement and was provided by that person.



         Lloyd I. Miller, III (age 48) is a registered investment advisor and has been a member of the Chicago Board of Trade since 1978 and a member of the Chicago Stock Exchange since 1996. Mr. Miller graduated from Brown University in 1977 with a Bachelor's Degree. Mr. Miller is currently a director of Stamps.com, American BankNote Corp, Denny's Corp. (formerly Advantica Restaurant Group) and Aldila, Inc. Mr. Miller's principal occupation is investing assets held by Mr. Miller on his own behalf and on behalf of his family. Mr. Miller's principal business address is as set forth below.



         Raymond L. Steele (age 68) has been a retired businessman for over nine years. Mr. Steele has served as a director of American BankNote Corp. since March 2001, Modernfold, Inc. since 1991 and DualStar Technologies Corporation since 1998. Mr. Steele has previously served as a director of I.C.H. Corporation, Video Services Corp., Orion Pictures Corporation and Emerson Radio Corp. Prior to his retirement, Mr. Steele held various senior positions such as Executive Vice President of Pacholder Associates, Inc. (from August 1990 until September 1993) and Executive Advisor at the Nickert Group (from 1989 through
1990). Mr. Steele's principal business address is set forth below.

                   CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS
                      BENEFICIAL OWNERSHIP BY PARTICIPANTS



         The following table sets forth information with respect to common stock beneficially owned by the Participants as of the close of business on April 23, 2003. Percentage figures are computed on the basis of 26,653,361 shares of common stock outstanding as of March 18, 2003.



                                                                      Amount and
           Title of                  Name and address            nature of beneficial
            class                   of beneficial owner               ownership              Percent of class
         ------------               -------------------          --------------------        ----------------
         Common Stock               Lloyd I. Miller, III              3,687,988(1)                13.84%
                                     4550 Gordon Drive
                                   Naples, Florida 34102

         Common Stock                Raymond L. Steele                    0                          0
                                    4150 Las Palmas Way
                                  Sarasota, Florida 34238



         (1) As of April 23, 2003, 1,097,536 of such shares are beneficially owned by Trust A-4; 227,505 of such shares are beneficially owned by Trust C; 456,254 of such shares are beneficially owned by MILGRAT II(G); 176,253 of such shares are beneficially owned by Milfam I, L.P.; 979, 375 of such shares are beneficially owned by Milfam II, L.P.; 617,165 of such shares are owned of record by Miller directly; 21,800 of such shares are beneficially owned by Alexandra UGMA; 21,900 of such shares are beneficially owned by Catherine Miller GST; 9,000 of such share are beneficially owned by Dail Miller; 15,400 of such shares are beneficially owned by Kimberley Miller GST; 15,400 of such shares are beneficially owned by LLC; 15,000 of such shares bare beneficially owned by Lloyd Crider GST; 10,500 of such shares are beneficially owned by Tyler UGMA; 10,500 of such share are beneficially owned by Wylie UGMA; 14,400 of such shares are beneficially owned by Kimberley Miller. This information shall not be deemed an admission that Lloyd I. Miller, III is the beneficial owner of any equity securities mentioned above, other than the shares he holds of record.



         Except as set forth in this proxy statement (including the Schedule hereto), none of the Participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Common Stock or any securities of FairMarket; (ii) has had any relationship with FairMarket in any capacity other than as a stockholder, or is or has been a party to any transactions, or series of similar transactions, or was indebted to FairMarket during the past year with respect to any Common Stock or securities of FairMarket; or (iii) knows of any transactions during the past year, currently proposed transactions, or series of similar transactions, to which FairMarket or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth in this proxy statement (including the Schedule hereto), there are no contracts, arrangements or understandings entered into by any Participant in this solicitation or any of their respective associates within the past year with any person with respect to any of FairMarket's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.



         Except as set forth in this proxy statement (including the Schedule hereto), none of the Participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with an person with respect to (i) any future employment by FairMarket or its affiliates or (ii) any future transactions to which FairMarket or any of its affiliates will or may be party.



                    OTHER MATTERS AND ADDITIONAL INFORMATION



         I have omitted from this proxy statement certain disclosure required by applicable law that is required to be included in FairMarket's definitive proxy statement. This disclosure includes, among other things, biographical information on FairMarket's directors and executive officers, information concerning executive compensation, information on audit services and fees of auditors and procedures for nominating directors for election to the FairMarket board and submitting proposals for inclusion in FairMarket's proxy statement at the next annual meeting. Stockholders should refer to the FairMarket's definitive proxy statement in order to review this disclosure.



         The information concerning FairMarket contained in this proxy statement and the Schedule attached to it has been taken from, or is based upon, publicly available information.


         YOUR VOTE IS IMPORTANT. IT WILL HELP DECIDE WHETHER THE STOCKHOLDERS WILL HAVE AN ADEQUATE VOICE IN THE AFFAIRS OF FAIRMARKET. PLEASE MARK, SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT PROMPTLY IN THE PROVIDED POSTAGE-PAID ENVELOPE.

                                   SCHEDULE 1


         The following table sets forth information with respect to all purchases and sales by each Participant in this solicitation and his associates during the past two years. Except as set forth below, the Participants and their associates have not purchased or sold securities of FairMarket within the past two years.


                                 FAIRMARKET INC.
                  SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

ENTITY                             DATE                         BUY/SELL
------                             ----                         --------
A4                               11/6/2000                          500
A4                               11/6/2000                       15,910
A4                               11/8/2000                        8,025
Lloyd                            11/8/2000                        8,025
M-2                              11/9/2000                       16,078
Lloyd                           11/10/2000                        8,000
Lloyd                           11/13/2000                        2,200
A4                              11/14/2000                       17,000
M-2                             11/14/2000                       16,920
A4                              11/15/2000                        5,500
C                               11/16/2000                        5,000
C                               11/17/2000                        8,250
M-2                             11/17/2000                        8,250
A4                              11/20/2000                        8,550
A4                              11/21/2000                       21,700
M-2                             11/22/2000                       23,600
M-2                             11/24/2000                        4,000
A4                              11/27/2000                       15,050
Lloyd                           11/27/2000                       15,000
C                               11/28/2000                       17,900
Lloyd                           11/28/2000                       17,900
A4                              11/29/2000                       35,900
Lloyd                           11/29/2000                       35,900
M-2                             11/29/2000                       35,950
A4                              11/30/2000                       34,600
Lloyd                            12/1/2000                        5,000
A4                               12/4/2000                        8,500
C                                12/4/2000                        8,600
Lloyd                            12/4/2000                        8,600
A4                               12/6/2000                       19,900
Dail                             12/6/2000                        5,000
M-2                              12/6/2000                       19,900
A4                               12/7/2000                        8,000
M-2                              12/7/2000                        8,000
A4                               12/8/2000                       19,300
M-2                              12/8/2000                       19,215
A4                              12/11/2000                       17,100

                                 FAIRMARKET INC.
                  SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

ENTITY                             DATE                         BUY/SELL
------                             ----                         --------
Alex                            12/11/2000                        4,400
C                               12/11/2000                       17,100
Catherine GST                   12/11/2000                        4,400
A4                              12/12/2000                       17,343
M-2                             12/12/2000                       17,300
Kim GST                         12/13/2000                        3,500
Lloyd                           12/13/2000                        8,100
LLC                             12/13/2000                        3,500
Kim GST                         12/14/2000                        3,500
C                               12/14/2000                        6,400
LLC                             12/14/2000                        3,500
A4                              12/15/2000                       30,696
Crider                          12/15/2000                        4,000
Catherine GST                   12/15/2000                        3,500
C                               12/18/2000                       21,200
Crider                          12/19/2000                        6,000
M-1                             12/19/2000                       24,900
KM                              12/19/2000                        6,000
A4                              12/20/2000                       42,496
M-2                             12/20/2000                       42,500
A4                              12/21/2000                       38,375
C                               12/21/2000                       38,375
A4                              12/22/2000                       20,000
Lloyd                           12/22/2000                       20,300
Lloyd                           12/26/2000                       18,230
A4                              12/27/2000                        7,485
Alex                            12/27/2000                        3,400
Kim GST                         12/27/2000                        3,400
LLC                             12/27/2000                        3,400
KM                              12/27/2000                        3,400
A4                              12/28/2000                       34,432
Lloyd                           12/28/2000                       34,432
Tyler                           12/28/2000                        3,000
Wylie                           12/28/2000                        3,000
A4                              12/29/2000                       25,000
Lloyd                           12/29/2000                       25,000
M-2                             12/29/2000                       22,719
Tyler                             1/3/2001                        2,500
Wylie                             1/3/2001                        2,500
Lloyd                             1/4/2001                       10,000
M-1                               1/5/2001                       25,500
C                                 1/8/2001                       15,700
Lloyd                             1/8/2001                       10,000
M-2                               1/8/2001                       15,650
Lloyd                             1/9/2001                        5,345

                                 FAIRMARKET INC.
                  SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

ENTITY                             DATE                         BUY/SELL
------                             ----                         --------
A4                               2/22/2001                       15,500
C                                2/22/2001                       15,450
M-2                              2/22/2001                       15,500
A4                               2/23/2001                        8,351
A4                               2/28/2001                       13,000
C                                 3/2/2001                       10,206
A4                                3/5/2001                        1,900
C                                 3/6/2001                        6,400
C                                 3/7/2001                        6,325
C                                 3/8/2001                       22,120
C                                 3/9/2001                        1,900
A4                               3/12/2001                        4,150
M-2                              3/12/2001                        4,150
A4                               3/13/2001                       13,000
C                                3/14/2001                        7,700
A4                               3/15/2001                       10,000
C                                3/15/2001                       10,300
C                                3/20/2001                        2,175
M-2                              3/21/2001                       63,700
Lloyd                            3/22/2001                       15,100
A4                               3/23/2001                       10,300
A4                               3/26/2001                        9,700
C                                3/27/2001                       25,000
A4                               3/28/2001                       25,000
Lloyd                            3/29/2001                        7,100
A4                               3/29/2001                        7,100
A4                               3/29/2001                       (7,100)
M-2                              3/30/2001                       34,850
A4                               3/30/2001                       34,850
A-4                               4/3/2001                      100,000
M-1                               4/3/2001                      100,000
C                                 4/3/2001                      100,000
M-2                               4/3/2001                      100,000
Lloyd                             4/3/2001                       85,600
Tyler                             4/3/2001                        5,000
Wylie                             4/3/2001                        5,000
Alex                              4/3/2001                        5,000
Kim GST                           4/3/2001                        5,000
Milfam LLC                        4/3/2001                        5,000
Catherine GST                     4/3/2001                        5,000
Crider                            4/3/2001                        5,000
A-4                               4/4/2001                       14,800
Lloyd                             4/5/2001                        4,300
KM                                4/6/2001                        5,000
M-2                               4/9/2001                       25,350

                                 FAIRMARKET INC.
                  SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

ENTITY                             DATE                         BUY/SELL
------                             ----                         --------
A-4                               4/9/2001                       25,350
A-4                              4/10/2001                        9,650
M-2                              4/10/2001                        9,650
A-4                              4/11/2001                       27,500
Lloyd                            4/12/2001                       12,100
Lloyd                            4/18/2001                        3,700
Lloyd                            4/23/2001                        5,700
Lloyd                            4/24/2001                       22,500
Lloyd                            4/25/2001                       10,100
Lloyd                            5/16/2001                        9,000
Lloyd                            5/17/2001                        4,900
A-4                              6/11/2001                        3,200
C                                6/13/2001                       20,000
Lloyd                            6/18/2001                       25,000
A-4                              6/19/2001                       25,000
C                                6/19/2001                       25,000
M-2                              6/19/2001                       25,000
A-4                              6/20/2001                       11,000
Lloyd                            6/21/2001                       13,000
Dail                             6/21/2001                        4,000
M-2                              6/22/2001                       49,600
A-4                              6/25/2001                       29,800
C                                6/25/2001                       29,800
M-2                              6/25/2001                       29,900
A-4                              7/16/2001                       19,000
M-2                              7/17/2001                       16,600
C                                7/18/2001                       10,000
A-4                              7/19/2001                       37,175
Lloyd                            7/19/2001                       37,175
C                                7/24/2001                        8,600
M-2                               8/2/2001                       33,200
A-4                               8/3/2001                       18,000
Lloyd                             8/7/2001                       18,000
Lloyd                             8/7/2001                      (18,000)
Alex                              8/7/2001                        9,000
Catherine GST                     8/7/2001                        9,000
M-1                              8/15/2001                       25,853
M-2                              8/16/2001                       29,500
A-4                              8/17/2001                       25,000
M-2                              8/22/2001                       20,000
A-4                              8/22/2001                       20,000
C                                8/22/2001                       20,000
A-4                              8/29/2001                        1,200
M-2                               9/4/2001                       18,500
M-2                               9/5/2001                       22,770

                                 FAIRMARKET INC.
                  SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

ENTITY                             DATE                         BUY/SELL
------                             ----                         --------
M-2                               9/6/2001                        7,300
Lloyd                             9/7/2001                        3,000
C                                9/10/2001                        6,086
Lloyd                            9/17/2001                       12,058
Lloyd                            9/18/2001                       56,000
M-2                              9/18/2001                       56,223
C                                9/19/2001                       25,000
A-4                              9/19/2001                       25,000
A-4                              9/20/2001                        3,100
A-4                              9/21/2001                        1,900
A-4                              9/24/2001                       26,800
M-2                              9/25/2001                        9,900
Lloyd                            9/26/2001                       13,000
A-4                              9/28/2001                       13,800
C                                10/1/2001                       95,872
Lloyd                            10/3/2001                       12,700
M-2                              10/4/2001                        6,000
A-4                              10/9/2001                        8,600
M-2                             10/17/2001                       19,700
M-2                             10/23/2001                       17,300
A-4                             10/24/2001                        1,100
M2                               11/5/2001                       10,400
M2                               11/7/2001                        5,300
C                               11/26/2001                        4,900
M2                              11/27/2001                       11,100
C                               11/28/2001                        2,000
C                               11/30/2001                        9,600
C                                12/3/2001                       17,600
C                                12/4/2001                       38,200
C                                12/5/2001                       25,000
Lloyd                            12/6/2001                       14,100
C                               12/11/2001                     (683,759)
MILGRAT II(G)                   12/11/2001                      683,759
M2                              12/11/2001                        1,000
M2                              12/12/2001                        8,800
M2                              12/13/2001                       45,300
Lloyd                           12/14/2001                        2,700
A4                              12/17/2001                        1,300
A4                              12/18/2001                        9,300
A4                              12/19/2001                       11,900
Lloyd                           12/20/2001                        4,800
M2                              12/21/2001                       32,700
A4                              12/24/2001                        3,000
Lloyd                           12/26/2001                        9,500
A4                              12/28/2001                        8,600

                                 FAIRMARKET INC.
                  SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

ENTITY                             DATE                         BUY/SELL
------                             ----                         --------
A4                              12/31/2001                       15,580
A4                                1/4/2002                        3,768
Lloyd                             2/7/2002                        2,000
                                                              ---------
                                                              3,687,988
                                                              =========

                                     LEGEND


Trust A-4 ("A4")                          Lloyd I. Miller, III ("Miller") is the advisor to
                                          Trust A-4 and Trust C (the "Trusts"). Trust A-4 was
Alan Goldman, VP                          created pursuant to a Declaratory Judgment, signed by
PNC Bank, N.A.                            the Honorable Wayne F. Wilke for the Court of Common
500 PNC Center                            Pleas, Probate Division, Hamilton County, Ohio, on
201 East Fifth Street                     October 17, 1992, pursuant to which Trust A was split
Cincinnati, OH 45202                      into four separate trusts. The Trusts were created
                                          pursuant to an Amended and Restated Trust Agreement
                                          (the "Trust Agreement"), dated September 20, 1983.
Trust C ("C")                             Miller was named as advisor to PNC Bank, Ohio, N.A.
                                          (formerly The Central Trust Company, N.A., Cincinnati
Alan Goldman, VP                          Ohio), the trustee named in the Trust Agreement. Such
PNC Bank, N.A.                            appointment became effective on April 22, 1990, the
500 PNC Center                            date of death of Lloyd I. Miller, the grantor of the
201 East Fifth Street                     Trusts. All of the shares purchased by Miller as
Cincinnati, OH 45202                      advisor to the Trusts were purchased by funds
                                          generated and held by the Trusts.

Milgrat II(G) ("MILGRAT II (G)")          Pursuant to an Irrevocable Trust Agreement, dated
                                          December 11, 2001, all of the shares purchased in
Steve Hendrickson                         Trust C were transferred into a grantor retained
Northern Trust Company                    annuity trust ("MILGRAT II (G)"). Miller is named as
50 South Lasalle Street                   the trustee to MILGRAT II (G).
Chicago, IL  60675

Milfam I, L.P. ("M-1")                    Miller is the manager of Milfam LLC, an Ohio limited
                                          liability company established pursuant to the
Alan Goldman, VP                          Operating Agreement of Milfam LLC, dated as of
PNC Bank, N.A.                            December 10, 1996. Milfam LLC is the managing general
500 PNC Center                            partner of (i) Milfam I, L.P., a Georgia limited
201 East Fifth Street                     partnership established pursuant to the Partnership
Cincinnati, OH 45202                      Agreement for Milfam I, L.P., dated December 11, 1996,
                                          and (ii) Milfam II, L.P. a Georgia limited partnership
Milfam II, L.P. ("M-2")                   established, pursuant to the Partnership Agreement for
                                          Milfam II, L.P., dated December 11, 1996. All of the
Steve Hendrickson                         shares Miller may be deemed to beneficially own as the
Northern Trust Company                    manager of the managing general partner of Milfam II,
50 South Lasalle Street                   L.P. were purchased with money contributed to Milfam
Chicago, IL  60675                        II, L.P. by its partners, or money generated and held
                                          by Milfam II, L.P.


Catherine Miller GST ("Catherine GST")    Miller is the trustee for certain generation skipping
Lloyd Crider GST ("Crider")               trusts (each a "GST") including Catherine Miller GST,
Kimberley Miller GST ("Kim GST")          Lloyd Crider GST and Kimberley Miller GST. All of the
                                          shares Mr. Miller may be deemed to beneficially

                                          own as the trustee for the GST's were purchased with
                                          money generated and held by the GST's.

Alexandra UGMA ("Alex")                   Miller is the custodian to certain accounts created
                                          pursuant to the Florida Uniform Gift to Minors Act
                                          ("UGMA") for Alexandra Miller. All of the shares
                                          Miller may be deemed to beneficially own in the
                                          Alexandra UGMA were purchased with money held by the
                                          Alexandra UGMA.

Dail Miller ("Dail")                      Dail Miller is the former wife of Miller. All of the
Tyler UGMA ("Tyler")                      shares Miller may be deemed to beneficially own as
Wylie UGMA ("Wylie")                      Dail Miller's former spouse were purchased with
                                          personal funds held by Dail Miller. Dail Miller is the
                                          custodian for certain UGMA accounts for the benefit of
                                          Tyler Dulmage and Wylie Dulmage.

LLC ("LLC")                               Lloyd I. Miller LLC ("LLC") is a Limited Liability
                                          Company of which Miller has sole control. All of the
                                          shares Miller is deemed to beneficially own in LLC
                                          were purchased with money which was generated and held
                                          by LLC.

Kimberley Miller ("KM")                   Kimberley Miller is the former wife of Miller.
2660 Half Moon Walk
Naples, FL  34102

Lloyd I. Miller, III ("Lloyd")            Lloyd I. Miller is a registered investment advisor.
4550 Gordon Drive
Naples, FL  34102

Except as shown in the table above, the address for each person or entity is as follows:

         Gradison McDonald
         580 Walnut Street
         Cincinnati, OH  45202

                                                                         ANNEX A

Lloyd I. Miller, III

Raymond L. Steele

                                  FORM OF PROXY


THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF FAIRMARKET, INC. BY LLOYD I. MILLER, III FOR THE 2003 ANNUAL MEETING OF STOCKHOLDERS OF FAIRMARKET, INC.



         The undersigned holder of shares of common stock, par value $.001 per share, of FairMarket, Inc. hereby appoints Lloyd I. Miller, III as attorney and proxy for the undersigned, with full powers of substitution , to represent the undersigned and vote on behalf of the undersigned all shares of common stock of FairMarket that the undersigned is entitled to vote at the 2003 Annual Meeting of Stockholders of FairMarket and any adjournments or postponements thereof (the "Annual Meeting"). The undersigned hereby acknowledges receipt of the Proxy Statement in opposition to the Board of Directors of FairMarket and hereby instructs said attorney and proxy to vote said shares as indicated thereon. IF NO CHOICE IS SPECIFIED AS TO A MATTER IN THIS PROXY, THE PROXY WILL BE VOTED FOR THE NOMINEE OR NOMINEES AS DIRECTOR AND FOR THE GRANT OF DISCRETIONARY AUTHORITY TO VOTE FOR OR AGAINST ADJOURNMENTS OR POSTPONEMENTS. The proxy is authorized to vote in his discretion upon matters incident to the conduct of the Annual Meeting and matters which Mr. Miller does not know, as of the date the Proxy Statement is mailed to stockholders, are to be presented at the Annual Meeting. The undersigned hereby revokes any proxy previously given.


         Please complete, sign and date the reverse side of this proxy card and return it in the enclosed envelope.

1. ELECTION OF DIRECTORS - To elect LLOYD I. MILLER III, and if two directors are elected at the Annual Meeting, RAYMOND L. STEELE, as directors of the Company

                  _____  FOR                         _____  WITHHOLD


                  _____ FOR both Nominees except as noted here: ________________ (insert name of Nominee for whom you wish to WITHHOLD your vote).



         TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF BOTH LLOYD I. MILLER, III AND RAYMOND L. STEELE, PLACE AN X NEXT TO "WITHHOLD". TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF ONE OF THE NOMINEES, PLACE AN X NEXT TO "FOR BOTH NOMINEES EXCEPT AS NOTED HERE" AND WRITE IN THE NAME OF THE NOMINEE FOR WHOM YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR. ANY PROXY THAT IS EXECUTED IN A MANNER THAT DOES NOT WITHHOLD AUTHORITY TO VOTE FOR A NOMINEE WILL BE VOTED FOR SUCH NOMINEE.



2. ADJOURNMENTS AND POSTPONEMENTS OF THE ANNUAL MEETING - to grant discretionary authority to vote for or against adjournments or postponements of the Annual Meeting.



                  _____  FOR            _____  AGAINST        _____  ABSTAIN

In the discretion of the proxy, to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.


Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President and other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.


                                          Dated: _____________________________

                                          ____________________________________
                                                      (Signature)

                                          ____________________________________
                                               (Signature, if jointly held)

                                          Title: _____________________________


PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.